Exhibit 3
Sub-Item 77I

THE DREYFUS/LAUREL FUNDS, INC.
               Dreyfus Premier Balanced Fund
               Dreyfus Premier Large Company Stock Fund
               Dreyfus Premier Midcap Stock Fund
               Dreyfus Premier Small Company Stock Fund

     On August 16, 1999, the Fund began offering Class T shares, in addition to its existing classes of shares, Class A, Class B, Class C and Class R shares

     Class T shares, like Class A, Class B and Class C shares, are sold through third-party intermediaries. Class T shares are sold at net asset value per share plus a maximum initial sales charge of 4.50% of the public offering price imposed at the time of the purchase. Class T shares are subject to the following front-end sales load schedule:

    Amount of Transaction       Front-End Sales Load
    Less than $50,000           4.50%
    $50,000 to less than        4.00%
    $100,000
    $100,000 to less than       3.00%
    $250,000
    $250,000 to less than       2.00%
    $500,000
    $500,000 to less than       1.50%
    $1,000,000
    $1,000,000 or more          -0-

The initial sales charge may be reduced or waived for certain purchases.

     Investors who purchase Class T shares in an amount of $1,000,000 or more are not subject to a front-end sales load, but are subject to a contingent deferred sales charge of 1.00% if they redeem such Class T shares within one year after purchase.

     Class T shares are subject to a distribution plan (the "Distribution Plan") adopted pursuant to Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended. Pursuant to the Distribution Plan, the Fund pays its distributor, Premier Mutual Fund Services, Inc. (the "Distributor"), a fee at the annual rate of .25 of 1% of the value of the average daily net assets of Class T for distributing Class T shares. The Distributor pays third-party intermediaries, out of the fee it receives under the Distribution Plan, for advertising, marketing and other distribution services for Class T shares. Pursuant to a service plan (the "Service Plan") adopted under the Rule, the Fund pays Dreyfus Service Corporation, an affiliate of The Dreyfus Corporation, and the Distributor a fee at the annual rate of .25 of 1% of the value of the average daily net assets of Class T for account service and maintenance for Class T shareholders. The Distributor pays third-party intermediaries, out of the fee it receives under the Service Plan, for providing such services to Class T shareholders.

     Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law or with respect to any matter which affects only one class. Only holders of Class T shares will be entitled to vote on matters submitted to shareholders pertaining to the Distribution and/or Service Plan relating to that Class.